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                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                               A Publicly Listed Company


                             NOTICE TO STOCKHOLDERS

                                   STOCK SPLIT

We wish to inform our Stockholders that an Extraordinary General Meeting of BANCO ITAU HOLDING FINANCEIRA S.A., held on August 22 2005, decided to split the company's stock at a ratio of 900% of the shares representing the subscribed capital stock. As a consequence:

     >> the stockholders shall receive 9 (nine) new shares for each existing share of the same type currently held; the existing shares shall continue to trade with stock split rights and the new shares, resulting from the split, shall be available for trading once due ratification of the General Meeting's deliberations is received from the Central Bank of Brazil and to be the subject of an announcement to the market;

     >> the shares resulting from the stock split shall enjoy full rights to any distribution of income which may be declared after August 22 2005 and the monthly interest on equity capital shall be adjusted at the same ratio as the stock split, that is, the payout changing from R$ 0.21 per share to R$ 0.021 per share.

Simultaneously to the operation in the Brazilian Market, the securities traded in the International Market shall be split as follows:

     >> in the United States Market (NYSE), where currently 2 (two) ADR's - American Depositary Receipts represent 1 (one) preferred share, the ADR's shall be split by a ratio of 400%, investors receiving 4 (four) new ADR's for each ADR held; as a result, each ADR shall represent l
          (one) preferred share;

     >> in the Argentinean Market (BCBA), where currently each CEDEAR - Certificado de Deposito Argentino represents 1 (one) preferred share, the CEDEAR's shall be split by a ratio of 900%, investors receiving 9
          (nine) new CEDEAR's for each CEDEAR held; as a result, each CEDEAR shall continue to represent 1 (one) preferred share.


                          Sao Paulo-SP, August 23 2005.

                       BANCO ITAU HOLDING FINANCEIRA S.A.



                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Officer